

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2017

Darryl Rawlings
Chief Executive Officer and President
Trupanion, Inc.
6100 4th Avenue S, Suite 200
Seattle, WA 98108

> **Re: Trupanion, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 15, 2017**
> **File No. 001-36537**

Dear Mr. Rawlings:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.


Division of Corporation Finance
Office of Healthcare & Insurance


cc: James D. Evans, Esq.